UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF January 2020

COMMISSION FILE NUMBER: 001-34477

FINCERA INC. ———————————————————————————————————
(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei People’s Republic of China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Marcum Bernstein & Pinchuk LLP (“MBP”), Fincera Inc.’s (the “Company”) prior independent registered public accounting firm, had previously issued unqualified audit opinions on the Company’s financial statements for the years ended December 31, 2017 and 2018, and determined that the Company maintained, in all material respects, effective internal control over financial reporting (“ICFR”) as of December 31, 2017 and 2018.

On December 31, 2019, the Company received a letter (included as exhibit to this Form 6-K) from MBP indicating that these audit reports for the years ended December 31, 2017 and 2018 with respect to the audits of the financial statements and the ICFR, as included in the Company’s Forms 20-F filed on April 30, 2018 and May 1, 2019, and Form 20-F/A filed on May 30, 2019, should no longer be relied upon.

In October 2019, MBP had determined that certain auditing procedures were omitted in connection with the audits of the financial statements and the ICFR. Since November 11, 2019, MBP had been planning and performing these omitted procedures. Due to the previously announced investigation by the Shijiazhuang Municipal Public Security Bureau that commenced on December 13, 2019, to date MBP has been unable to complete certain additional procedures pursuant to the relevant auditing standards since the investigation has prevented access to the Company’s files and records. The Company is trying to contact the Shijiazhuang Municipal Public Security Bureau regarding this matter and does not yet know if and when access to its files and records will be restored.

As a result, MBP has decided it would be most prudent to withdraw its audit opinions for the years ended December 31, 2017 and 2018 until at least which time as those additional procedures can be performed. The Audit Committee of the Company has discussed these matters with MBP.

Forward-Looking Statements
This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, including the ongoing investigation by the Shijiazhuang Municipal Public Security Bureau in the Hebei province, which could cause actual results to differ from the forward-looking statements. The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINCERA INC.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Date: January 7, 2020

Exhibit Index.

Exhibit Number	Description
99.1	Letter from Marcum Bernstein & Pinchuk LLP, dated December 31, 2019, regarding non-reliance of 2017 and 2018 audit opinions.